Exhibit 99.6

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for:  (1) Authority to Sell or Assign Recovery Property to One or More Financing Entities; (2) Authority to Service Recovery Bonds on Behalf of Financing Entities; (3) Authority to Establish Charges Sufficient to Recover Fixed Recovery Amounts and Fixed Recovery Tax Amounts; and (4) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in This Application.

Application 04-07-032 (Filed July 22, 2004)
(U 39 E)

RESPONSE TO ADMINISTRATIVE LAW JUDGE’S
SEPTEMBER 10, 2004, RULING DIRECTING THE
APPLICANT TO FILE A FIFTH SUPPLEMENT TO THE
APPLICATION AND MINOR ERRATA

CHRISTOPHER J. WARNER
DOREEN A. LUDEMANN
MARK R. HUFFMAN

Pacific Gas and Electric Company
77 Beale Street
San Francisco, CA 94105
Telephone: (415) 973-3842
E-mail: mrh2@pge.com

Attorneys for
PACIFIC GAS AND ELECTRIC COMPANY

August 22, 2004

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for:  (1) Authority to Sell or Assign Recovery Property to One or More Financing Entities; (2) Authority to Service Recovery Bonds on Behalf of Financing Entities; (3) Authority to Establish Charges Sufficient to Recover Fixed Recovery Amounts and Fixed Recovery Tax Amounts; and (4) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in This Application.

Application 04-07-032 (Filed July 22, 2004)
(U 39 E)

RESPONSE TO ADMINISTRATIVE LAW JUDGE’S
SEPTEMBER 10, 2004, RULING DIRECTING THE
APPLICANT TO FILE A FIFTH SUPPLEMENT TO THE
APPLICATION AND MINOR ERRATA

Pacific Gas and Electric Company (PG&E) provides its response to the September 10, 2004, Informal ALJ Ruling Directing PG&E to File a Supplement to A.04-07-032 Containing Information Re:  (1) The effect of the ERBs on PG&E’s Capital Structure, and (2) The Consequences of an Adverse IRS Ruling, along with minor errata to its Energy Recovery Bond (ERB) application and prepared testimony.  As PG&E communicated in a September 10, 2004, e-mail to the parties, the ALJ granted PG&E’s request for an extension of the due date for this response until September 22, 2004.  Pursuant to the extension granted by the ALJ, and as indicated in PG&E’s September 10 e-mail, parties’ replies to this information are due September 24, 2004, with any PG&E reply due September 28, 2004.

The answers to the questions, and the minor errata, are set out below.  PG&E does not believe that the provision of this information should have any effect on the adopted schedule in this proceeding, set forth most recently in the August 10, 2004, Assigned Commissioner’s Scoping Memo And Ruling.

1.                                      Decision 03-12-035, Ordering Paragraph 9, requires PG&E to use the ERB proceeds “to rebalance its capital structure to maintain the capital structure provided for under the Settlement Agreement.”   As explained in PG&E’s Supplement filed on September 8, 2004, the Modified Settlement Agreement adopted by D.03-12-035 contemplates that the proportion of equity in PG&E’s capital structure will increase from 48.6% to 52%.  The same Supplement also asserts that after the ERBs are issued, the proportion of equity in PG&E’s capital structure will reach 52.8%.  However, PG&E’s Supplement filed on August 12 indicates on page 5 that PG&E’s proposed use of the ERB proceeds will actually decrease the proportion of equity in PG&E’s capital structure.  Thus, implicit within PG&E’s Supplement filed on September 8 is that proportion of equity in PG&E’s capital structure will reach 52.8%, despite PG&E’s proposed use of the ERB proceeds.

a.                                      Please explain how PG&E’s proposed use of the ERB proceeds, which will decrease the proportion of equity in PG&E’s capital structure, complies with the requirement in D.03-12-035, Ordering Paragraph 9, to use the ERB proceeds “to rebalance its capital structure to maintain the capital structure provided under the Settlement Agreement.”

b.                                      Please explain in detail how PG&E will achieve a capital structure in 2005 that is 52.8% equity in light of PG&E’s proposed use of the ERB proceeds.

Response to 1(a).  As shown in Table 1 on page 2 of PG&E’s response to question 1 in PG&E’s supplement filed on September 8, 2004, PG&E’s use of the ERB proceeds will result in an increase in the proportion of common equity, not a decrease.  Table 1 shows that, as estimated when that response was prepared, PG&E’s average common equity ratio is estimated to increase from 49.8 percent in 2004 to 52.8 percent in 2005.  The ERB proceeds will be used to reduce PG&E’s debt and equity, in total.  The increase in the proportion of PG&E’s capitalization that is common stock occurs because PG&E will use the ERB proceeds to buy back proportionately more debt than equity.  Thus, the company’s common equity ratio will be increased, although the total dollar amount of common equity will decrease.

This disproportionate buy back of debt over equity is shown in the Table on page 5 of

PG&E’s supplement filed on August 12, 2004.  This table shows PG&E’s estimate that upon issuance of the ERBs PG&E will repurchase approximately $1.24 billion of debt, and retire about $575 million of common equity.  As discussed in that supplement, this is an estimate only.  Actual use of the ERB proceeds will be determined by PG&E based on its financial condition and plans at the time of the ERB transaction, consistent with the overall requirement of Ordering Paragraph 9 of D. 03-12-035.

Since PG&E’s authorized capital structure is expected to be 52.0 percent in 2005, by rebalancing its capital structure to the 2005 authorized capital structure PG&E will have complied with the provisions of Ordering Paragraph 9 of D.03-12-035.  PG&E notes that under Ordering Paragraph 14 of D. 96-11-017, “PG&E’s [common] equity shall be retained such that the Commission’s adopted capital structure shall be maintained on average over the period the capital structure is in effect for ratemaking purposes.”  In this case, if actual events turn out exactly as forecast, then PG&E’s common equity ratio would average 52.8 percent in 2005, as shown on Table 1.  Hence, PG&E expects that its actual, or realized, common equity ratio will average at least 52.0 percent, in compliance with both D. 03-12-035 and D. 96-11-017.

Response to 1(b).  Please see the response to 1a above.

2.              PG&E indicates in A.04-07-032, Chapter 3, pp. 3-19 and 3-20, that it has filed a request for a private letter ruling with the IRS that the issuance of the ERBs will not cause current recognition of gross income for federal income tax purposes.

a.                                      Please provide a status report on PG&E’s request for a private letter ruling.

b.                                      Assuming the IRS rules adversely, please explain whether the issuance of the ERBs will still provide benefits to ratepayers on a net present value basis.  PG&E’s response should include supporting spreadsheet(s) and identify all assumptions used in the preparation of the spreadsheet(s).

c.                                       Assuming the IRS rules adversely, and assuming the ERBs will still provide benefits on a net present value basis, please explain whether the ERBs would comply with the requirement in D.03-12-035, Ordering Paragraph 9, that PG&E obtain or determine that it does not need “a private letter ruling from the [IRS] that neither the refinancing nor the issuance of the securitized bonds is a presently taxable event.”

Response to 2(a).  PG&E continues to work with the IRS in its effort to obtain a private letter ruling that establishment of the regulatory asset, establishment of the recovery property in place of the regulatory asset, the transfer of the recovery property to the special purpose entity, and the issuance of ERBs will not cause current recognition of gross income to PG&E for federal income tax purposes.  At this point PG&E is not able to give any more precise estimate for when this effort will conclude than it provided in its application and prepared testimony.

Response to 2(b).  PG&E interprets this request to be for all information necessary to address the contingency described in the question.  PG&E believes the “worst case” discussed below is unlikely to occur.  PG&E is vigorously pursuing the necessary IRS private letter ruling, and is not waiving the precondition that it obtain a satisfactory ruling prior to the issuance of the ERBs.

Customer Benefits

Yes.  Even if it is ultimately determined that the regulatory asset/ERB transaction does cause current recognition of gross income to PG&E for federal income tax purposes, the ERB transaction is still expected to provide net present value (NPV) benefits to PG&E’s ratepayers.  However, as is shown in the “worst case” analysis PG&E presents, the transaction’s NPV savings would be significantly reduced if that turns out to be the case.

PG&E’s “worst case” assumption is that the establishment of the recovery property in place of the regulatory asset, the transfer of the recovery property to the special purpose entity, and the issuance of ERBs causes current recognition of gross income to PG&E for federal income and state franchise tax purposes, and that PG&E pays the associated federal income and state franchise taxes, plus interest, at the beginning of 2006.

In PG&E’s prepared testimony the customer benefits associated with securitizing the regulatory asset and the tax balance are summarized in Table 4-4 on an annual basis, on an accumulated nominal basis, and as the present value of the net revenue requirement reductions.  As can be seen in Table 4-4, which summarizes expected ratepayer savings assuming the favorable tax treatment proposed in PG&E’s pending IRS ruling request, the illustrative nominal savings are approximately $1 billion, which is consistent with the expectations outlined in Decision 03-12-035.  Using a discount rate of 9 percent, the present NPV of these customer benefits is over $694 million.

The “worst case” Tables 4-2S through 4-4S, attached as Attachment A to this supplement, present revenue requirement calculations under a worst case sensitivity case, as described above.  Under the “worst case” scenario, Table 4-1 does not change from what is presented in PG&E’s prepared testimony.

Under this scenario, the NPV benefit of the ERB transaction is reduced to approximately $250 million.  The benefit on a nominal dollar basis over the life of the ERBs is approximately $416 million.

These savings assume ERBs totaling $2.9 billion; if this total is reduced because more energy supplier refunds are received before the bonds are issued, customer savings resulting directly from the ERB transaction will also be less – but still positive – under all tax timing scenarios.

Ratemaking Mechanisms

PG&E’s proposed ratemaking mechanisms still work if the timing of the federal and state income and franchise tax payments is different than was assumed in Chapter 5 of PG&E’s prepared testimony.

If taxes are paid prior to the issuance of any ERBs, they would be treated as described in the Regulatory Asset Tax Balancing Account (RATBA), a currently existing ratemaking mechanism.

The ERB Balancing Account (ERBBA) is established when the first series of ERBs is issued.   After that point, the ERBBA completely addresses how federal and state income and franchise taxes associated with the regulatory asset/ERB transaction are treated, regardless of the timing of those taxes.  In short, all else equal, earlier payment of federal and state income and franchise taxes and payment of any associated interest than is anticipated in the application and prepared testimony would result in a decrease in the ERBBA rate credit component (or an increase in the ERBBA rate component, as the case might be).

Any income and franchise taxes, including any associated interest, in excess of the amount of the sum of (1) the second series of ERBs and (2) the energy supplier refunds received or credited to PG&E between the issuance of the first and second series of ERBs used to decrease the issuance size of the second series of ERBs, are recovered through the ERBBA (section 6.f of the ERBBA).

Also, no carrying cost savings under ERBBA section 6.d may apply once ERB proceeds or energy supplier refunds used to offset ERB issuance have been applied to income and franchise taxes, depending on the exact nature of the taxes imposed.  In terms of the language proposed for section 6.f, those amounts are “amortized” when they are applied to income and franchise taxes.

Thus, the existing and proposed tariff mechanisms can effectively cover the accounting and regulatory recovery requirements regardless of the timing of the federal and state income and franchise taxes associated with the regulatory asset/ERB transaction.

Modifications To The ERB Transaction

In Chapter 3 of the prepared testimony, PG&E explained that both overcollateralization and equity amounts would be established to meet requirements set by either the credit rating agencies as necessary to obtain a AAA rating or the IRS as necessary to maintain a debt-for-tax characterization for the ERB transaction.  Both overcollateralization and equity capital will be at least 0.50 percent of each ERB transaction amount.

In addition to clearly stated requirements from either the rating agencies or the IRS as to the final amounts of overcollateralization and equity for each ERB series, there is another situation where additional overcollateralization and equity – while not explicitly required – would be advantageous.  This may occur if the IRS does not issue a private letter ruling prior to the issuance of the first ERB series.  If this occurs and PG&E decides, in its sole discretion, to move forward with the ERB transactions, an increase in the overcollateralization and equity amounts may strengthen PG&E’s position that the transactions do not result in accelerated taxable income to PG&E.  If implemented, these increases could change the overcollateralization and equity percentages from the minimum 0.50 percent levels to no more than 1.5 percent each.

Additional overcollateralization would be collected from ratepayers over time as part of the Dedicated Rate Component charges.  Additional equity would be contributed by PG&E to the special purpose entity when the ERBs are issued in the form either of cash, a demand note, or a combination of both.  Equity in excess of 0.50 percent would not be pledged to ERB investors unless required by rating agencies to achieve a AAA rating.

Modifications To Proposed Findings Of Fact, Conclusions Of Law, And Ordering Paragraphs

PG&E proposes a modification that would be necessary to ordering paragraph 8 as PG&E proposed in its ERB application to address the contingency raised in this question.

Ordering paragraph 8 should be modified to read

The overcollateralization amount shall be 0.50% of the initial principal amount for each series of ERBs or such greater amount as shall be required for tax purposes by the Internal Revenue Service or by the rating agencies.  The overcollateralization amount for each series of ERBs shall be scheduled to be funded in equal amounts on each debt service payment date, or in such other amounts as shall be required for tax purposes by the Internal Revenue Service or by the rating agencies.

Response to 2(c).  Assuming the IRS rules adversely, PG&E would need to decide to waive the “obtain favorable IRS ruling” requirement of Ordering Paragraph 9 of D. 03-12-035 in order for there to be “compliance” with that ordering paragraph.  Nothing in PG&E’s response to this request for supplemental information should be construed as a waiver by PG&E of that condition.  As stated in response to question 2(a), PG&E is continuing to pursue receipt of a favorable private letter ruling from the IRS.

Minor Errata

In preparing its response to the second question above, PG&E determined that its showing is ambiguous in two respects: (1) when the recovery property associated with a particular series of ERBs comes into existence; and (2) which property is subject to the statutory lien that arises pursuant to Public Utilities Code section 848.3(g), and which obligations are secured by this lien.

First Minor Errata:  In PG&E’s mind at least, the application and testimony as currently prepared could be interpreted either to mean that the recovery property associated with a particular series of ERBs comes into existence when the corresponding issuance advice letter is filed, or when the corresponding Dedicated Rate Component (DRC) charge goes into effect, which is ten days, or such later date as PG&E might designate, after the issuance advice letter is filed.

The recovery property associated with a particular series of ERBs should come into existence when the issuance advice letter is filed, four days after the ERB series is priced.  At that point no further action or determination is needed; waiting an additional 10 days for the recovery property to come into existence only limits the flexibility with respect to issuing that series of ERBs.  Thus, no benefit is gained by the 10-day delay before the recovery property comes into being, a delay which would in turn impose a 10-day delay on the issuance of the ERBs associated with that issuance advice letter.

To eliminate this ambiguity, PG&E requests two changes to what is set forth in its application and prepared testimony.  First, PG&E requests that the Commission adopt a Pro Forma Issuance Advice Letter modified from what is currently set forth as Appendix D of PG&E’s prepared testimony.  The only change is to the following sentence in the “Effective Date” section of the advice letter

All of the Recovery Property identified herein constitutes a current property right and will continuously exist as property for all purposes.

PG&E proposes that the sentence be modified to read

Upon the filing of this Issuance Advice Letter, all of the Recovery Property identified herein constitutes a current property right and will continuously exist as property for all purposes.

Second, PG&E requests that proposed Conclusion of Law 18 set forth in PG&E’s application be modified to read

Upon the effectivefiling date of each Issuance Advice Letter associated with this Financing Order, all of the Recovery Property identified in such advice letter will constitute a current property right and will thereafter continuously exist as property for all purposes.

Second Minor Errata:  PG&E intends that each series of ERBs will be separately secured by the particular recovery property that arises upon the filing of an Issuance Advice Letter for that series.  If two series of ERBs are issued, as proposed in the application, PG&E intends that recovery property associated with each series of ERBs will secure only the series of ERBs with which it is associated and will not secure the other series of ERBs.

Public Utilities Code section 848.3(g) states

Unless otherwise ordered by the commission with respect to any series of recovery bonds on or prior to the issuance of the series, there shall exist a statutory lien as provided in this subdivision.

Unless a Commission order provides for a different result, section 848.3(g) goes on to provide that the statutory lien is a lien on all recovery property, without regard to series, that secures all recovery bonds, without regard to series.  Thus, in order to implement PG&E’s proposed separation of recovery property created by an issuance advice letter as security only for the series of ERBs to which the recovery property relates, it is necessary for the

Financing Order to include a specific ordering paragraph to that effect.

Therefore, PG&E requests that proposed Ordering Paragraph 13 set forth in PG&E’s application be modified to read:

The SPE may pledge Recovery Property as collateral to one or more indenture trustees to secure payments of principal, interest, administrative expenses, costs of any third-party credit enhancement, amounts payable pursuant to any interest rate swap agreement, and other amounts payable under one or more indentures pursuant to which ERBs are issued.  A separate and distinct statutory lien described in PU Code Section 848.3(g) shall exist on the Recovery Property then existing or thereafter arising that is described in an Issuance Advice Letter and shall secure all obligations, then existing or subsequently arising, to the holders of the ERBs described in such Issuance Advice Letter and the trustee for such holders.  There shall be no statutory liens of the type described in PU Code Section 848.3(g) except as provided in this paragraph.

Respectfully Submitted,

CHRISTOPHER J. WARNER
DOREEN A. LUDEMANN
MARK R. HUFFMAN

By:
MARK R. HUFFMAN

Pacific Gas and Electric Company
77 Beale Street
San Francisco, CA 94105
Telephone: (415) 973-3842
E-mail: mrh2@pge.com

Attorneys for
PACIFIC GAS AND ELECTRIC COMPANY

September 22, 2004

ATTACHMENT A

Table 4-2S

Series 1 ERB Revenue Requirements Calculations Under Worst-Case Tax Scenario

(Millions of Dollars)

Assumptions
Securitization Date 1/1/05
AMOUNT 1813
Securitization Rate 4.98%
Period (years) 8
Tax Rate 40.75%
F&U Rate 1.00%
Taxes Paid, With Interest 1/1/06

	2005	2006	2007	2008	2009	2010	2011	2012
BoY Balance	-1813	-1623	-1423	-1214	-994	-763	-521	-267

Principal Payment	190	199	209	220	231	242	254	267
Interest Payment	85	76	66	55	44	33	21	8
Total Debt Service	275	275	275	275	275	275	275	275

Tax on Principal	131	0	0	0	0	0	0	0
F&U	4	3	3	3	3	3	3	3
Revenue Requirement	410	278	278	278	278	278	278	278

Table 4-3S

Series 2 ERB Revenue Requirements Calculations Under Worst-Case Tax Scenario

(Millions of Dollars)

Assumptions
Securitization Date 1/1/06
AMOUNT 1116
Securitization Rate 5.58%
Period (years) 7
Tax Rate 40.75%
F&U Rate 1.00%
Taxes Paid, With Interest 1/1/06

	2006	2007	2008	2009	2010	2011	2012
BoY Balance	-1116	-981	-839	-689	-530	-363	-187

Principal Payment	135	142	150	158	167	177	187
Interest Payment	58	51	43	34	26	16	6
Total Debt Service	193	193	193	193	193	193	193

Deferred Tax Balance BOY	-1,116	0	0	0	0	0	0
Deferred Tax Balance Amortization	1,116	0	0	0	0	0	0
Mid Year Deferred Tax Balance	0	0	0	0	0	0	0
Carrying Cost Credit Rate	13.1%	13.1%	13.1%	13.2%	13.2%	13.2%	13.2%
Carrying Cost Credit	0	0	0	0	0	0	0

Principal Gross-up Offset	0	0	0	0	0	0	0
F&U	2	2	2	2	2	2	2
Net Revenue Requirement	195	195	195	195	195	195	195

Table 4-4S

ERB Savings Calculations Under Worst-Case Tax Scenario

(Millions of Dollars)

	2005	2006	2007	2008	2009	2010	2011	2012
MSA-RA Revenue Requirements (Table 4-1, Prepared Testimony)	468	483	496	511	528	547	569	594

First Series Debt Service	275	275	275	275	275	275	275	275
First Series Principal Gross-up	131	0	0	0	0	0	0	0
Second Series Debt Service		193	193	193	193	193	193	193
Principal Gross-up Offset		0	0	0	0	0	0	0
Carrying Cost Credit		0	0	0	0	0	0	0
IRS Interest		60	0	0	0	0	0	0

Franchise & Uncollectibles	4	5	5	5	5	5	5	5
ERB Revenue Requirements	410	532	473	473	473	473	473	473

Annual Savings	58	-50	23	38	55	75	96	121
Cumulative Annual Savings	58	8	31	69	125	199	295	416

Present Value of Annual Savings @ 9.0%:	250

VERIFICATION

I, the undersigned, say:

I am an officer of PACIFIC GAS AND ELECTRIC COMPANY, a corporation, and am authorized pursuant to Code of Civil Procedure section 446, paragraph 3, to make this verification for and on behalf of said corporation, and I make this verification for that reason; I have read the foregoing Response to Administrative Law Judge’s September 10, 2004, Ruling Directing The Applicant to File a Fifth Supplement to The Application And Minor Errata, and am informed and believe that the matters contained therein are true and on that ground I allege that the matters stated herein are true.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed at San Francisco, California, this 22nd day of September, 2004.

KENT M. HARVEY
SENIOR VICE PRESIDENT – TREASURER
AND CHIEF FINANCIAL OFFICER

CERTIFICATE OF SERVICE BY ELECTRONIC MAIL

I, the undersigned, state that I am a citizen of the United States and am employed in the City and County of San Francisco; that I am over the age of eighteen (18) years and not a party to the within cause; and that my business address is Pacific Gas and Electric Company, Law Department B30A, 77 Beale Street, San Francisco, California 94105.

On the 22nd day of September, 2004, I served a true copy of:

RESPONSE TO ADMINISTRATIVE LAW JUDGE’S SEPTEMBER 10, 2004,
RULING DIRECTING THE APPLICANT TO FILE A FIFTH SUPPLEMENT TO
THE APPLICATION AND MINOR ERRATA

By Electronic Mail – serving the enclosed via e-mail transmission to each of the parties listed on the official service list for A.04-07-032 with an e-mail address.

I certify and declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed on the 22nd day of September, 2004.

MARY B. SPEARMAN